SECURITIES AND EXCHANGE COMMISSION


WASHINGTON, D.C.  20549

___________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 2


Uniroyal Technology Corporation
----------------------------------
(NAME OF ISSUER)


Common Stock
Series B Convertible Preferred Stock
----------------------------------
(TITLE OF CLASS OF SECURITIES)


Common Stock 909163107
Series B Convertible Preferred Stock 909163982
----------------------------------
(CUSIP NUMBER)


Thomas M. Barnhart, II
Pacholder Associates, Inc.
8044 Montgomery Road, Suite 382
Cincinnati, OH  45236
(513) 985-3200
----------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

November 5, 1996

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ X ] .

Check the following box if a fee is being paid with this statement [   ] .


1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Pacholder Associates, Inc.  31-1251983

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [  ]
                                                      (b)  [  ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

          Inapplicable - Investment Advisor

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                         [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Ohio

7.  SOLE VOTING POWER

          2,269,444 shares of Common Stock
          35 shares of Series B Convertible Preferred Stock

8.  SHARED VOTING POWER

          - 0 -

9.  SOLE DISPOSITIVE POWER

          2,269,444 shares of Common Stock
          35 shares of Series B Convertible Preferred Stock

10. SHARED DISPOSITIVE POWER

          - 0 -

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,269,444 shares of Common Stock
          35 shares of Series B Convertible Preferred Stock

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                        [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Common Stock:  17.1%
          Series B Convertible Preferred Stock:  100%

14. TYPE OF REPORTING PERSON*
          IA, CO



      This Amendment No. 2 amends and supplements the Statement on Schedule 13D (as previously amended, the "Schedule 13D"), relating to the Common Stock, par value $0.01, and the Series B Convertible Preferred Stock, par value $0.01 (the "Preferred Stock") of Uniroyal Technology
Corporation ("UTCI") previously filed by Pacholder Associates, Inc. ("PAI"). Items not included in this Amendment are either not amended or nor applicable.

1. Item 4 of the Schedule 13D, "Purpose of Transaction" is hereby amended in its entirety.

      Since June 2, 1996, PAI has acted as financial advisor to the Pension Benefit Guaranty Corporation ("PBGC") in the voting, acquisition or sale of securities of the Company.

      PAI has met with management of the Company and had introductory discussions with certain members of the board of directors. PAI, as a result of its relationship with the PBGC, has a contractual right arising from the Preferred Stock to a board seat, effective at the company's next shareholder meeting. PAI has decided, pursuant to this contractual right, to have State Street Bank and Trust Co., the holder of record of the Preferred Stock, nominate Mr. William J. Morgan, President of PAI, to the board seat contractually available to the Preferred Stock.

      Any determination by PAI to take any of the actions listed in sub (a) -
(j) below will be based on various factors, including but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities, general economic, monetary and stock market conditions, and other applicable business and legal considerations.

      As of the date of this filing, and except as set forth above, PAI has no plans or proposals which relate to or would result in any of the following:

      (a) The acquisition of securities or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person;

      (h) Causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)  Any action similar to any of those enumerated above.

      Except as specifically provided herein, the Amendment does not modify any of the information previously reported on the Schedule 13D.

2. Item 5(c) of the Schedule 13D "Interest in Securities of the Company" is hereby amended in its entirety.

      On October 17, 1996, the PBGC received 32,796 shares of Common Stock of the Company as a dividend payment on the Preferred Stock. No funds were paid by the PBGC for these shares.


SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Pacholder Associates, Inc.


                                             November 6, 1996
                                             Date


                                             /s/ Thomas M. Barnhart, II
                                             Signature


                                             Senior Vice President and
                                             Associate General Counsel
                                             Title







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